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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33266

Duncan Energy Partners L.P.

(Exact name of registrant as specified in its charter)
1100 Louisiana, 10th Floor, Houston, TX 77002, (713) 381-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Units representing Limited Partner Interests

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Duncan Energy Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 19, 2011	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President and Chief Financial Officer
DEP Holdings, LLC (General Partner of Duncan Energy Partners L.P.)

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